[redacted]

14041101

SECU 14041101 ISSION
Washington, D.C. 20549

7/17/14

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44129

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL -3 2014
DIVISION OF TRADING & MARKETS

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COKER & PALMER, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1667 LELIA DRIVE
(No. and Street)

JACKSON	MS	39216-4818
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HADDOX REID EUBANK BETTS PLLC
(Name – *if individual, state last, first, middle name*)

P. O. DRAWER 22507	JACKSON	MS	39225-2507
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

7/1/14

OATH OR AFFIRMATION

I, J. DAVID COKER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COKER & PALMER, INC., as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS.

[signature]
Signature

PRESIDENT
Title

[signature]
Notary Public

STATE OF MISSISSIPPI NOTARY PUBLIC ID # 6516 DIANA EGGER Commission Expires Aug. 26, 2016 HINDS COUNTY

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
of Coker & Palmer, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Coker & Palmer, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2013 and 2012, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principals generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

Auditor's Responsibility

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coker & Palmer, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements, or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Prior Period Financial Statements

The financial statements as of December 31, 2012 were audited by Haddox Reid Burkes & Calhoun PLLC and whose report dated February 26, 2013, expressed an unmodified opinion on those statements. The legal name of Haddox Reid Burkes & Calhoun PLLC was changed to Haddox Reid Eubank Betts PLLC on January 1, 2014.

Haddox Reid Eubank Betts PLLC

Jackson, Mississippi
February 26, 2014

THIS PAGE INTENTIONALLY LEFT BLANK

COKER & PALMER, INC.

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31, 2013	December 31, 2012
CASH AND CASH EQUIVALENTS	$ 808,576	563,302
TEMPORARY CASH INVESTMENTS	100,000	100,000
RECEIVABLES FROM & DEPOSITS WITH CLEARING BROKERS	98,313	124,939
OTHER ACCOUNTS RECEIVABLE	135,059	79,917
RECOVERABLE INCOME TAXES	31,068	31,068
DEFERRED INCOME TAXES - Note 5	101,648	111,705
PREPAID EXPENSES	44,950	46,566
INVESTMENTS:		
Partnership interests - Note 9	103,514	76,641
FURNITURE AND EQUIPMENT. net of accumulated depreciation of $239,624 in 2013 and $226,294 in 2012	62,293	63,962
	$ 1,485,421	1,198,100

The accompanying notes are an integral part of these statements.

LIABILITIES AND STOCKHOLDERS' EQUITY

	December 31, 2013	December 31, 2012
LIABILITIES:		
Accounts payable	$ 42,077	83,159
Accrued expenses	503,865	175,418
Deferred income taxes - Note 5	43,420	48,717
Total liabilities	589,362	307,294
COMMITMENTS AND CONTINGENCIES AND GUARANTEES:		
Subordinated borrowings - Note 4	500,000	500,000
Accrued interest on subordinated borrowings	11,607	1,472
	511,607	501,472
STOCKHOLDERS' EQUITY:		
Common stock, $.01 par value; 1,000,000 shares authorized, 60,000 shares issued and outstanding - Note 7	600	600
Paid-in capital	70,458	70,458
Retained earnings	313,394	318,276
Total stockholders' equity	384,452	389,334
	$ 1,485,421	1,198,100

COKER & PALMER, INC.

STATEMENTS OF INCOME

	Years Ended December 31, 2013	2012
REVENUE:		
Commissions	$ 5,908,567	4,247,757
Investment income:		
Interest	353	119
Income from partnership interests - Note 9	21,873	24,952
Other income	287,086	146,598
	6,217,879	4,419,426
EXPENSES:		
Compensation and related expenses	5,147,778	3,546,720
Brokerage and clearing fees	268,141	263,193
Occupancy and management services	269,188	253,738
Communications	32,350	39,003
Quote services	157,486	168,291
Depreciation expense	24,527	21,758
Other operating expenses	318,531	325,323
	6,218,001	4,618,026
LOSS BEFORE INCOME TAXES	(122)	(198,600)
INCOME TAX EXPENSE (CREDIT) - Note 5:		
Current portion	-	-
Deferred portion	4,760	(78,073)
	4,760	(78,073)
NET LOSS	$ (4,882)	(120,527)

The accompanying notes are an integral part of these statements.

COKER & PALMER, INC.

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

SUBORDINATED BORROWINGS AT JANUARY 1, 2012	$	-
Increases:		
Issuance of subordinated notes		500,000
Accrued interest on subordinated notes		1,472
Decreases		-
SUBORDINATED BORROWINGS AT DECEMBER 31, 2012	$	501,472
Increases:		
Accrued interest on subordinated notes		10,135
SUBORDINATED BORROWINGS AT DECEMBER 31, 2013	$	511,607

The accompanying notes are an integral part of these statements.

COKER & PALMER, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock	Paid-in Capital	Retained Earnings	Total
BALANCES, JANUARY 1, 2012	$ 600	70,458	438,803	509,861
Net loss for year	-	-	(120,527)	(120,527)
BALANCES, DECEMBER 31, 2012	600	70,458	318,276	389,334
Net loss for year	-	-	(4,882)	(4,882)
BALANCES, DECEMBER 31, 2013	$ 600	70,458	313,394	384,452

The accompanying notes are an integral part of these statements.

COKER & PALMER, INC.

STATEMENTS OF CASH FLOWS

	Years Ended December 31, 2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (4,882)	(120,527)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation expense	24,527	21,758
Loss on disposal of furniture and equipment	-	1,703
Income from investment partnerships	(21,873)	(24,952)
Deferred income taxes	4,760	(78,073)
(Increase) decrease in operating assets:		
Receivable from and deposits with clearing broker	26,626	(97,962)
Other accounts receivable	(55,142)	13,371
Recoverable income taxes	-	749
Prepaid expenses	1,616	6,069
Increase in operating liabilities:		
Accrued interest on subordinated borrowings	10,135	1,472
Accounts payable and accrued expenses	287,365	123,532
Net cash provided by (used in) operating activities	273,132	(152,860)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of temporary cash investments	-	(100,000)
Contributions to investment partnership	(5,000)	-
Distributions from investment partnership	-	50,000
Purchases of furniture and equipment	(22,858)	(29,463)
Net cash used in investing activities	(27,858)	(79,463)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from subordinated borrowings	-	500,000
Payments on note payable	-	(275,178)
Net cash provided by financing activities	-	224,822

COKER & PALMER, INC.

STATEMENTS OF CASH FLOWS - CONTINUED:

	Years Ended December 31, 2013	2012
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$ 245,274	(7,501)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	563,302	570,803
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 808,576	563,302
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the year for:		
Interest	$ -	15,814
Income taxes	$ -	-

The accompanying notes are an integral part of these statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Coker & Palmer, Inc. (the "Company") is a registered securities broker-dealer located in Jackson, Mississippi. The Company clears its transactions on a fully disclosed basis through other brokers. Under the terms of its clearing agreements, the Company is required to guarantee the performance of its customers in meeting contracted obligations.

Basis of Accounting

The accounting records of the Company are maintained on the accrual basis whereby revenue is recorded when earned and expenses are recognized when incurred. Securities transactions and the related commission revenues and expenses are recorded on trade dates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Fair Value of Financial Instruments

The carrying amounts of cash, receivables and accounts payable approximate their fair values due to the short maturity of these instruments.

The Company records its investments in marketable securities at fair market value. Realized gains and losses are recorded upon disposition of financial instruments calculated based upon the difference between the proceeds and the cost basis determined using the specific identification method. All other changes in valuation of financial instruments are included as changes in the unrealized gains or losses on investments in the statement of activities.

The Company has adopted the provisions of Financial Accounting Standards Board (FASB) Codification 820-10, *Fair Value Measurements*, which establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED:

Fair Value of Financial Instruments - continued:

brokerage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is computed using straight line and accelerated methods over three to ten years, the estimated useful lives of the assets.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED:

Income Taxes

The Company accounts for income taxes using the asset and liability method. The difference between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets or liabilities.

The Company recognizes the effect of income tax provisions only if those positions are more likely than not of being sustained. The Company's income tax filings are subject to audit by various taxing authorities. With limited exceptions, the Company is no longer subject to U.S. Federal, state or local income tax examinations by tax authorities for years before 2010. In evaluating the Company's tax provisions and accruals, future taxable income and the reversal of temporary differences, interpretations and tax planning strategies are considered. The Company believes their estimates are appropriate based on current facts and circumstances.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - OFF-BALANCE SHEET CREDIT AND MARKET RISK

Financial instruments which potentially subject the Company to concentrations of credit risk include temporary cash investments and trade receivables.

The Company maintains its cash accounts with high credit quality financial institutions. At times, such accounts are in excess of the FDIC and SIPC insurance limit. At December 31, 2013, and 2012, the Company's bank balance exceeded the insured limit by $579,890 and $39,133, respectively. The Company has never experienced any losses related to those balances.

Securities transactions of customers are introduced to and cleared through clearing brokers. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various

NOTE 2 - OFF-BALANCE SHEET CREDIT AND MARKET RISK - CONTINUED:

regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.

Receivables from and the deposits with the clearing brokers represent a concentration of credit risk and primarily relate to commissions receivable on securities transactions. The Company does not anticipate nonperformance by customers or its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

NOTE 3 - INVESTMENTS

Investments are summarized as follows:

December 31, 2013

	Cost	Market	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Partnership interests	$ 47,700	103,514	-	103,514	-

Realized and unrealized gains on investments of $21,873 are reported on the statement of operations for the year ended December 31, 2013.

December 31, 2012

	Cost	Market	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Partnership interests	$ 30,621	76,641	-	76,641	-

Realized and unrealized gains on investments of $24,952 are reported on the statement of operations for the years ended December 31, 2012.

NOTE 4 - SUBORDINATED BORROWINGS

The borrowings under subordination agreements are as follows:

		2013	2012
Subordinated note, 2% due November 7, 2014	$	500,000	500,000
Accrued interest on subordinated note		11,607	1,472
	$	511,607	501,472

The subordinated borrowings are with related parties and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. It is the Company's intention to renew the secured demand note collateralizing agreements due on November 7, 2014.

NOTE 5 - INCOME TAXES

The provision for Federal and state income taxes consists of the following:

		2013	2012
CURRENT INCOME TAXES:			
Federal income tax expense	$	-	-
State income tax expense		-	-
		-	-
DEFERRED INCOME TAXES RELATED TO:			
Depreciation		(5,509)	(5,015)
Unrealized gain (loss) on investments		212	2,642
Tax loss and tax credits carryforward		10,057	(75,700)
		4,760	(78,073)
Net income tax expense (credit)	$	4,760	(78,073)

The difference in the expected income tax expense at U.S. statutory tax rates and the income tax expense detailed above for the year ended December 31, 2013 relates primarily to the tax on non-deductible expenses.

NOTE 5 - INCOME TAXES - CONTINUED:

The net deferred income tax asset (liability) results from differences in the recognition of income and expense for income tax and financial statement purposes. The nature of these differences and the tax effect of each are as follows:

		2013	2012
DEFERRED TAX ASSET:			
Tax loss and tax credits carryforward	$	101,648	111,705
DEFERRED TAX LIABILITY:			
Excess of tax depreciation expensed over book depreciation expensed		(11,095)	(16,604)
Excess of unrealized gains on investments recognized for financial purposes over taxable amount		(32,325)	(32,113)
		(43,420)	(48,717)
Net deferred tax asset (liability)	$	58,228	62,988

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) that requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to the net capital, both as defined, shall not exceed 15 to 1.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2013, the Company had net capital of $460,447, which was $410,447 in excess of its required net capital of $50,000. At December 31, 2012, the Company had net capital of $529,664, which was $479,664 in excess of its required net capital of $50,000. The net capital rule may effectively restrict the payment of cash dividends. The Company's net capital ratio was 1.19 to 1 and .49 to 1 at December 2013 and 2012, respectively.

NOTE 7 - CAPITAL STOCK RESTRICTIONS

The Corporation's Shareholders' Agreement limits the right of its stockholders to sell or transfer their stock. A stockholder must advise the Corporation and other stockholders in writing of their desire to sell or transfer any of the Corporation's stock. The Corporation shall have an

NOTE 7 - CAPITAL STOCK RESTRICTIONS - CONTINUED:

option for sixty days within which to acquire the stock. In the event that the option is not exercised by the Corporation, any of the remaining stockholders shall have an option for an additional ten days to acquire the stock. If neither option is exercised, the restriction on transfers shall no longer apply to such stockholder.

NOTE 8 - RETIREMENT PLAN

The Company has established a Salary Reduction Simplified Employee Pension Plan (SARSEP) covering substantially all employees. Participants may contribute a portion of their compensation to the plan. Company contributions are made at the discretion of the Board of Directors. The Company had no discretionary contributions during 2013 and 2012.

NOTE 9 - RELATED PARTIES

The Company rents office space on a month to month basis in an office building owned by a separate company, Cadenza Properties, LLC, that has common ownership with Coker & Palmer, Inc. There is no lease agreement. Rent paid for 2013 and 2012 was $127,200 and $128,200, respectively.

During 2012, the Company borrowed $500,000 from Cadenza Properties, LLC, due on November 7, 2014, with interest at 2% payable quarterly. The note is fully subordinated to all other creditors.

In 1998, the Company organized and contributed capital to a limited partnership, Navarre Partners, L.P., to invest funds in marketable securities. In addition, the Company organized and contributed capital to two additional limited partnerships, Tricolor Partners, L.P. in 2004 and The New South L.P. Fund in 2013 that also invests funds in marketable securities. The Company is the general partner of Tricolor Partners, L.P. and The New South Fund. The Company's interest in the partnerships is reported on the financial statements at an amount equal to the partners' capital account balance as follows:

		2013	2012
Balance per capital accounts at beginning of year	$	76,641	101,689
Contributions during the year		5,000	-
Distributions during the year		-	(50,000)
Allocable share of partnership income for the year		21,873	24,952
Capital balances at end of year	$	103,514	76,641

NOTE 10 - LEASE COMMITMENTS

The Company leases its corporate office from a related partnership under an informal month-to-month lease (see Note 9). The Company entered into an operating lease during 2009 for office equipment. Future minimum lease payments under this non-cancellable operating lease are as follows at December 31, 2013:

Year ended December 31:		
2014	$	3,820

NOTE 11 - CONCENTRATIONS

For the years ended December 31, 2013 and 2012, no single customer generated more than 10% of the Company's commission revenue.

NOTE 12 - CONTINGENCIES

On April 25, 2013, the Company along with an unrelated third party formed HSGO Managers, LLC (the LLC) for the sole purpose of being named the General Partner of Higher Standard Global Opportunities L P, a Florida limited partnership (the Limited Partnership). An entity controlled by a former employee of the Company had previously served as the General Partner of the Limited Partnership. The Limited Partnership has incurred losses over the past three years and the Company and the third party are taking appropriate steps and actions, to include termination of the initial General Partner, in an effort to minimize and ultimately recover the losses. The Company has advanced funds in the amount of $1,000 to HSGO Managers, LLC, which is reported in the accompanying financial statements in other accounts receivable. Management believes this matter will be resolved without material adverse effect on the financial position of the Company.

The Company is subject to various legal claims incurred in the normal course of business. It is the opinion of management that all such claims are not expected to have a material adverse effect on the Company's financial position or results of operations.

NOTE 13 - SUBSEQUENT EVENTS

The Company had no subsequent events of a material nature requiring disclosure in the financial statements through February 26, 2014, the date the financial statements were approved by the Company's management and thereby available to be issued, except for the following:

On January 9, 2014, the Company was the target of a fraud perpetrated through a data breach by a computer hacker that gained access to a client's email resulting in a loss to the Company in the amount of $190,000. The Company has reported the loss to the appropriate authorities and will pursue all means to recover the funds.

SUPPLEMENTARY INFORMATION

COKER & PALMER, INC. **SCHEDULE I**

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

STOCKHOLDERS' EQUITY:		
Capital stock outstanding		$ 600
Additional paid-in capital		70,458
Retained earnings		313,394
Deferred income taxes		43,420
		427,872
ADDITIONS:		
Subordinated borrowings allowable in computation of net capital		500,000
Accrued interest on subordinated borrowings		11,607
Total capital and allowable subordinated borrowings		939,479
DEDUCTIONS:		
Non-allowable assets:		
Furniture and equipment	62,293	
Non-public partnership interest	103,514	
Receivables from non-customers	135,059	
Recoverable income taxes	31,068	
Prepaid expenses	44,950	
Deferred income taxes	101,648	
		478,532
Net capital before haircuts on securities positions		460,947
Less: Haircuts		500
Net capital		460,447
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	545,942	
	545,942	
MINIMUM CAPITAL REQUIREMENTS		
(6.67% of $545,942 subject to minimum capital of $50,000)		50,000
Capital in excess of minimum requirement		$ 410,447

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION - CONTINUED: DECEMBER 31, 2013

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.19 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2013):	
Net capital, as reported in Company's Part II (unaudited) Focus Report	$ 460,447
Increase in accounts payable and accrued expenses	-
Net capital as computed above	$ 460,447

OTHER SCHEDULES
DECEMBER 31, 2013

The following schedules are not being filed as they are inapplicable, or not required:

1. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 is not applicable since respondent forwards all transactions of its customers to a clearing broker.

2. Information relating to the possession or control requirements under Rule 15c3-3 is not required since respondent forwards all securities directly to its clearing broker.

3. Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

HADDOX
REID
EUBANK
BETTS PLLC
CPAs & Advisors

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Coker & Palmer, Inc.

In planning and performing our audit of the financial statements of Coker & Palmer, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to

provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Haddox Reid Eubank Betts PLLC

Jackson, Mississippi
February 26, 2014